Filed by Advanced Medical Optics, Inc.,

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Medical Optics, Inc.

Commission File No. 001-31257

This filing relates to a proposed acquisition (the “Acquisition”) by Advanced Medical Optics, Inc. (“AMO”) of VISX, Incorporated (“VISX”) pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2004, as amended (the “Merger Agreement”), by and among AMO, Vault Merger Corporation and VISX. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Registration Statement on Form S-4/A filed by AMO on April 21, 2005, and is incorporated by reference into this filing.

The following are excerpts from AMO’s annual report to stockholders:

We capped 2004 with an agreement to acquire VISX, Incorporated, the world leader in laser vision correction. The transaction will position AMO as the No. 1 global refractive surgical company and set us on a path to surpass the $1 billion annual revenue milestone. Combining our existing franchises with VISX’s laser business will create in AMO a unique competitor with the ability to completely surround our customers with cutting-edge techonologies. This transaction remains subject to conditions to closing.

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As we prepare for the close of our transaction with VISX, we look forward to welcoming the VISX team to our organization and to adding Liz Dávila, VISX’s chairman and chief executive officer, to our board of directors. She will join a board that honors its corporate governance practices and serves stockholders through a wealth of industry knowledge, financial experience and business management achievements – not just at board meetings but throughout the year as ongoing resources to AMO’s executive leadership team.

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Global Market Leadership

AMO intends to seize the opportunities inherent in this dynamic market by using our global leadership position to create a new paradigm in refractive surgery. In 2005, we plan to acquire VISX, Incorporated, the global leader in laser vision correction, and establish AMO as the No. 1 global refractive surgical company in terms of total revenue, product breadth and market share. By combining VISX’s superior laser technology, large installed base and exceptional service capability with AMO’s global infrastructure, microkeratome technologies and refractive IOL portfolio, we are uniquely positioned to surround ophthalmologists with a full range of options and become a powerful force in the global market. In the United States, VISX commands a 60 percent share of the laser market according to MarketScope. We plan to leverage their solid relationships with U.S. refractive surgeons to drive adoption of our refractive IOLs and cross-sell our Amadeus™ microkeratomes. Outside the United States, we plan to use AMO’s large and well-established infrastructure in Europe, Asia Pacific and Japan to further penetrate VIXS’s presence in fast-growing international laser markets. Our strategy also calls for sustained investment in new refractive innovations that will propel this emerging market, robust sales and service capabilities that will meet the needs of our growing customer base and extensive clinical research that will demonstrate the scientific benefits of our technologies.

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When completed, the VISX acquisition will add the world’s leading LASIK brands to our armamentarium, including the CustomVue™ system, a wavefront-guided laser treatment that allows ophthalmologists to customize a procedure based on the specific refractive errors of each individual patient. The CustomVue™ system has the broadest FDA approval range on the market today, including treatment for hyperopia, myopia and astigmatism. It works in conjunction with the VISX WaveScan® diagnostic system that captures a comprehensive “fingerprint” of the patient’s eyes, and the VISX STAR® laser system. VISX’s custom technology has the potential to improve vision beyond correction with contact lenses or eyeglasses.

Additional Information and Where You Can Find It

On December 6, 2004, AMO filed a Registration Statement on Form S-4, the most recent amendment to which was filed on April 21, 2005, with the SEC that includes a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@visx.com or via telephone at (408) 773-7435. Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

VISX and AMO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction. Information about the directors and executive officers of VISX and AMO and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements based on current expectations, forecasts, and assumptions of AMO and VISX that involve risks and uncertainties. Forward-looking statements in this release, including statements relating to the timing of completion of the merger, are based on information available to AMO and VISX as of the date hereof. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with uncertainty as to whether the transaction will be completed, costs and litigation associated with the merger, the failure to obtain the approval of each company’s stockholders, the inability to obtain, or meet conditions imposed for, applicable tax requirements relating to the merger, the failure of either party to meet the closing conditions set forth in the definitive agreement, the ability to retain key personnel before the merger, each company’s ability to successfully execute its business strategies, the extent and timing of regulatory approvals, and the extent and timing of market acceptance of new products or product indications, manufacturing, litigation, the procurement, maintenance, enforcement and defense of patents and proprietary rights, competitive conditions in the industry, business cycles affecting the markets in which any products may be sold, fluctuations in foreign exchange rates and interest rates, and economic conditions generally or in various geographic areas, including those set forth in AMO’s and VISX’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, especially in the “Certain Factors and Trends Affecting AMO and Its Businesses” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and their respective Current Reports on Form 8-K and other SEC filings. AMO and VISX are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.